UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on onshore fields sale in Bahia

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Rio de Janeiro, August 21 , 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/26/2019, informs that it signed today with SPE Rio Ventura S.A., a wholly-owned subsidiary of 3R Petroleum e Participações S.A., a contract for the sale of its entire interest in eight E&P onshore fields, denominated Rio Ventura Cluster, located in the state of Bahia.

The sale amount is US$ 94.2 million, of which (i) US$ 3.8 million paid at this date; (ii) US$ 31.2 million at closing of the transaction; (iii) US$ 16 million will be paid in thirty months after closing of the transaction; and (iv) US$ 43.2 million in contract-based contingent payments. The amounts do not consider the adjustments due and are subject to compliance with previous conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the strategy of portfolio optimization and improvement of the company's capital allocation, focusing its resources increasingly on deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Rio Ventura Cluster

The cluster comprises the onshore fields of Água Grande, Bonsucesso, Fazenda Alto das Pedras, Pedrinhas, Pojuca, Rio Pojuca, Tapiranga and Tapiranga Norte, located in the municipalities of Catu, Mata de São João, Pojuca and São Sebastião do Passé, in the state of Bahia, where Petrobras holds 100% interest. The average production of Rio Ventura Cluster from January to June 2020 was approximately 1,050 barrels of oil per day (bpd) and 33,000 m³/day of natural gas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer